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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         EDUCATIONAL INSIGHTS, INC.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                                COMMON STOCK
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 28148T-10-0
-------------------------------------------------------------------------------
                                (CUSIP Number)

     Robert M. Steinberg, Esq., c/o Jeffer, Mangels, Butler & Marmaro LLP,
                    2121 Avenue of the Stars, 10th Floor,
              Los Angeles, California  90067-5010, (310) 203-8080
-------------------------------------------------------------------------------
  (Name, Address and Phone Number of Person Authorized to Receive Notices and
                               Communications)

                              December 14, 1998
-------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------                            -------------------------
  CUSIP No. 28148T-10-0                                  Page  2a of 7 Pages
--------------------------                            -------------------------

-------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Burton Cutler
-------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /X/
                                                                     (b) / /

-------------------------------------------------------------------------------
   3  SEC USE ONLY

-------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      PF
-------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                         / /
-------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
-------------------------------------------------------------------------------
                       7   SOLE VOTING POWER
                           -0-
                     ----------------------------------------------------------
      NUMBER OF        8   SHARED VOTING POWER
       SHARES
     BENEFICIALLY          2,539,700
      OWNED BY       ----------------------------------------------------------
        EACH           9   SOLE DISPOSITIVE POWER
      REPORTING
       PERSON              -0-
        WITH         ----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                           2,539,700
-------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,539,700
-------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         / /

-------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       36.1%
-------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*

       1N
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------                            -------------------------
  CUSIP No. 28148T-10-0                                  Page  2b of 7 Pages
--------------------------                            -------------------------

-------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Diana Cutler
-------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /X/
                                                                     (b) / /

-------------------------------------------------------------------------------
   3  SEC USE ONLY

-------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      PF
-------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                         / /
-------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
-------------------------------------------------------------------------------
                       7   SOLE VOTING POWER
                           -0-
                     ----------------------------------------------------------
      NUMBER OF        8   SHARED VOTING POWER
       SHARES
     BENEFICIALLY          2,539,700
      OWNED BY       ----------------------------------------------------------
        EACH           9   SOLE DISPOSITIVE POWER
      REPORTING
       PERSON              -0-
        WITH         ----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                           2,539,700
-------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,539,700
-------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         / /

-------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       36.1%
-------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*

       1N
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------                            -------------------------
  CUSIP No. 28148T-10-0                                  Page  2c of 7 Pages
--------------------------                            -------------------------

-------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Cutler Family Living Trust
-------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /X/
                                                                     (b) / /

-------------------------------------------------------------------------------
   3  SEC USE ONLY

-------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      PF
-------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                         / /
-------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
-------------------------------------------------------------------------------
                       7   SOLE VOTING POWER
                           -0-
                     ----------------------------------------------------------
      NUMBER OF        8   SHARED VOTING POWER
       SHARES
     BENEFICIALLY          2,539,700
      OWNED BY       ----------------------------------------------------------
        EACH           9   SOLE DISPOSITIVE POWER
      REPORTING
       PERSON              -0-
        WITH         ----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                           2,539,700
-------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,539,700
-------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         / /

-------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       36.1%
-------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*

       OO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------                            -------------------------
  CUSIP No. 28148T-10-0                                  Page  2d of 7 Pages
--------------------------                            -------------------------

-------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Theodore J. Eischeid
-------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /X/
                                                                     (b) / /

-------------------------------------------------------------------------------
   3  SEC USE ONLY

-------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      PF
-------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                         / /
-------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
-------------------------------------------------------------------------------
                       7   SOLE VOTING POWER
                           60,000
                     ----------------------------------------------------------
      NUMBER OF        8   SHARED VOTING POWER
       SHARES
     BENEFICIALLY          -0-
      OWNED BY       ----------------------------------------------------------
        EACH           9   SOLE DISPOSITIVE POWER
      REPORTING
       PERSON              60,000
        WITH         ----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                           -0-
-------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       60,000
-------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         / /

-------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.9%
-------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*

       IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------                            -------------------------
  CUSIP No. 28148T-10-0                                  Page  2e of 7 Pages
--------------------------                            -------------------------

-------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Gerald Bronstein
-------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /X/
                                                                     (b) / /

-------------------------------------------------------------------------------
   3  SEC USE ONLY

-------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      PF
-------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                         / /
-------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
-------------------------------------------------------------------------------
                       7   SOLE VOTING POWER
                           90,000
                     ----------------------------------------------------------
      NUMBER OF        8   SHARED VOTING POWER
       SHARES
     BENEFICIALLY          -0-
      OWNED BY       ----------------------------------------------------------
        EACH           9   SOLE DISPOSITIVE POWER
      REPORTING
       PERSON              90,000
        WITH         ----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                           -0-
-------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       90,000
-------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         / /

-------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       1.3%
-------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*

       IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------                            -------------------------
  CUSIP No. 28148T-10-0                                  Page  2f of 7 Pages
--------------------------                            -------------------------

-------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Reid Calcott
-------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /X/
                                                                     (b) / /

-------------------------------------------------------------------------------
   3  SEC USE ONLY

-------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      PF
-------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                         / /
-------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
-------------------------------------------------------------------------------
                       7   SOLE VOTING POWER
                           110,700
                     ----------------------------------------------------------
      NUMBER OF        8   SHARED VOTING POWER
       SHARES
     BENEFICIALLY          -0-
      OWNED BY       ----------------------------------------------------------
        EACH           9   SOLE DISPOSITIVE POWER
      REPORTING
       PERSON              110,700
        WITH         ----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                           -0-
-------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       110,700
-------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         / /

-------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       1.6%
-------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*

       IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------                            -------------------------
  CUSIP No. 28148T-10-0                                  Page  2g of 7 Pages
--------------------------                            -------------------------

-------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Courtney Moe
-------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /X/
                                                                     (b) / /

-------------------------------------------------------------------------------
   3  SEC USE ONLY

-------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      PF
-------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                         / /
-------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
-------------------------------------------------------------------------------
                       7   SOLE VOTING POWER
                           52,500
                     ----------------------------------------------------------
      NUMBER OF        8   SHARED VOTING POWER
       SHARES
     BENEFICIALLY          -0-
      OWNED BY       ----------------------------------------------------------
        EACH           9   SOLE DISPOSITIVE POWER
      REPORTING
       PERSON              52,500
        WITH         ----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                           -0-
-------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       52,500
-------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         / /

-------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.7%
-------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*

       IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------                            -------------------------
  CUSIP No. 28148T-10-0                                  Page  2h of 7 Pages
--------------------------                            -------------------------

-------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      George Atamian
-------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /X/
                                                                     (b) / /

-------------------------------------------------------------------------------
   3  SEC USE ONLY

-------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      PF
-------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                         / /
-------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
-------------------------------------------------------------------------------
                       7   SOLE VOTING POWER
                           25,200
                     ----------------------------------------------------------
      NUMBER OF        8   SHARED VOTING POWER
       SHARES
     BENEFICIALLY          -0-
      OWNED BY       ----------------------------------------------------------
        EACH           9   SOLE DISPOSITIVE POWER
      REPORTING
       PERSON              25,200
        WITH         ----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                           -0-
-------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       25,200
-------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         / /

-------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.4%
-------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*

       IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------                            -------------------------
  CUSIP No. 28148T-10-0                                  Page  2i of 7 Pages
--------------------------                            -------------------------

-------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      James Winkler
-------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /X/
                                                                     (b) / /

-------------------------------------------------------------------------------
   3  SEC USE ONLY

-------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      PF
-------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                         / /
-------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
-------------------------------------------------------------------------------
                       7   SOLE VOTING POWER
                           7,700
                     ----------------------------------------------------------
      NUMBER OF        8   SHARED VOTING POWER
       SHARES
     BENEFICIALLY          -0-
      OWNED BY       ----------------------------------------------------------
        EACH           9   SOLE DISPOSITIVE POWER
      REPORTING
       PERSON              7,700
        WITH         ----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                           -0-
-------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       7,700
-------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         / /

-------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.1%
-------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*

       IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 28148T-10-0                                          Page 3 of 7 Pages

Item 1.   Security and Issuer.

          SECURITY: Common Stock (no par value)

          ISSUER:   Educational Insights, Inc.
                    16941 Keegan Avenue
                    Carson, California 90746-1307.

Item 2.   Identity and Background.

          This statement is being filed by (a) the following persons (collectively, the "Reporting Persons"), whose (b) contact addresses and (c) principal places of occupation are:

          (a) Burton Cutler, Diana Cutler and the Cutler Family Living Trust (the "Cutler Trust").
          (b)  16941 Keegan Avenue; Carson, CA 90746-1307
          (c) Mr. Cutler is the founder and current Chairman of the Board of Directors of Issuer; Diana Cutler is the spouse of Mr. Cutler and is not currently employed.

          (a)  Theodore J. Eischeid
          (b)  16941 Keegan Avenue; Carson, CA 90746-1307
          (c)  President and Chief Executive Officer of Issuer

          (a)  Gerald Bronstein
          (b)  16941 Keegan Avenue; Carson, CA 90746-1307
          (c)  Private Investor and a Director of Issuer

          (a)  Reid Calcott
          (b)  16941 Keegan Avenue; Carson, CA 90746-1307
          (c) Chief Financial Officer and Vice Chairman of the Board of Directors of Issuer

          (a)  Courtney Moe
          (b)  16941 Keegan Avenue; Carson, CA 90746-1307
          (c)  Private Investor and a Director of Issuer

          (a)  George Atamian
          (b)  16941 Keegan Avenue; Carson, CA 90746-1307
          (c)  Vice President and General Manager, ExploraToy division of
               Issuer

          (a)  James Winkler
          (b)  16941 Keegan Avenue; Carson, CA 90746-1307
          (c)  Director of Development of Issuer


          (d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding.

CUSIP No. 28148T-10-0                                          Page 4 of 7 Pages

          (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          In participating in the block transaction described in Exhibit A, each of the Reporting Persons used his or her own personal funds.

Item 4.   Purpose of Transaction.

          The Reporting Persons have acted together solely for the investment purpose of acquiring the Shares for investment and will not act as a group with respect to the voting, ownership or disposition of the Shares (with the exception of Mr. and Mrs. Cutler's shared control of the Shares owned by the Cutler Trust).

Item 5.   Interest in Securities of Issuer.

          (a) The Reporting Persons' combined purchase of the 419,700 Shares represents approximately 6.2% of the outstanding shares of the Issuer. Upon completion of the purchase, the Reporting Persons collectively owned 2,885,870 shares, or 40.8% of the outstanding shares. Mr. Cutler and Mrs. Cutler, as co-trustees of the Cutler Trust, beneficially own an aggregate of 2,539,700 shares, or 36.1%; Mr. Eischeid beneficially owns 60,000 shares, or 0.9%; Mr. Bronstein beneficially owns 90,000 shares, including options to purchase 2,500 shares, or 1.3%; Mr. Calcott beneficially owns 110,770 shares, including options to purchase 32,770 shares, or 1.6%; Mr. Moe beneficially owns 52,500 shares, including options to purchase 2,500 shares, or 0.7%; Mr. Atamian beneficially owns 25,200 shares, or 0.4%; Mr. Winkler beneficially owns 7,700 shares, or 0.1%;

          (b) The Reporting Persons each have sole voting and investment power over their respective Shares, with the exception of the shares held by Mr. and Mrs. Cutler, who share such powers as co-trustees for the Cutler Trust.

CUSIP No. 28148T-10-0                                          Page 5 of 7 Pages

          (c) Pursuant to a block transaction through a broker-dealer (described more fully in Exhibit A), the Reporting Persons acquired an aggregate of 419,700 Shares. The aggregate purchase price paid by the Reporting Persons for these Shares was $637,979.

          (d) Mr. Cutler and Mrs. Cutler, as co-trustees of the Cutler Trust, have shared power to direct the receipt of dividends from, or the proceeds from the sale of, the shares. None of the other Reporting Persons share such powers.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          The Reporting Persons have acted as a group solely for the purpose of acquiring the Shares for investment purposes. They do not have any further contract, arrangement, understanding or relationship with respect to the voting, ownership or disposition of the Shares.

Item 7.   Material to be Filed as Exhibits.

          See Exhibit A.

CUSIP No. 28148T-10-0                                          Page 6 of 7 Pages

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 24, 1998
-------------------------
Date
                                        By: /s/ Burton Cutler
                                            ----------------------------
                                             Burton Cutler, individually
                                             and as co-trustee of the
                                             Cutler Family Living Trust


                                        By: /s/ Diana Cutler
                                            ----------------------------
                                             Diana Cutler, individually
                                             and as co-trustee of the
                                             Cutler Family Living Trust


                                        By: /s/ Theodore J. Eischeid
                                            ----------------------------
                                             Theodore J. Eischeid


                                        By: /s/ Reid Calcott
                                            ----------------------------
                                             Reid Calcott


                                        By: /s/ Gerald Bronstein
                                            ----------------------------
                                             Gerald Bronstein


                                        By: /s/ Courtney Moe
                                            ----------------------------
                                             Courtney Moe


                                        By: /s/ George Atamian
                                            ----------------------------
                                             George Atamian


                                        By: /s/ James Winkler
                                            ----------------------------
                                             James Winkler

                                  EXHIBIT A

                          TRANSACTIONS IN SHARES OF
                             ISSUER'S SECURITIES



     On, Dec. 14, 1998, seven individuals who are directors and officers of the Issuer purchased an aggregate of 419,700 shares of Common Stock of the Issuer at a price per share of approximately $1.50 in a block transaction through a broker-dealer. The seven individuals comprising the Group were Burton and Diana Cutler (as co-trustees of the Cutler Family Living Trust), Theodore J. Eischeid, Gerald Bronstein, Reid Calcott, Courtney Moe, George Atamian, and James Winkler. The allocation of acquired shares among the members of the Group is as follows:

                     - Cutler Family Living Trust -- 199,700 shares
                     - Theodore J. Eischeid -- 60,000 shares
                     - Gerald Bronstein -- 50,000 shares
                     - Reid Calcott -- 50,000 shares
                     - Courtney Moe -- 30,000 shares
                     - George Atamian -- 25,000 shares
                     - James Winkler -- 5,000 shares